Technical Report
on the Kirazli Gold Property
Canakkale Province,
Republic of Turkey

Report Prepared by

August 1, 2007

Fronteer Development Group Inc.
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Technical Report on the Kirazli

Gold Property Canakkale

Province, Republic of Turkey

Fronteer Development Group Inc .
Suite 1650, 1055 West Hastings Street
Vancouver, B.C. V6E 2E9
Tel: 604. 632.4677	Fax: 604. 632.4678
E-mail: info@fronteergroup.com
Web site: www.fronteergroup.com

Prepared by:
Ian R. Cunningham-Dunlop, P.Eng .
and
Christopher Lee, MSc, P.Geo .

Submitted in fulfillment
of reporting requirements under
National Instrument 43 -101

On

August 1, 2007

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19	RECOMMENDATIONS	71
20	REFERENCES	73

List of Tables

List of Figures

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1	EXECUTIVE SUMMARY

The Kirazl1 Gold Property is located in Çanakkale Province on the Biga Peninsula of Northwestern Turkey. It is accessible by a 3 kilometre dirt road from the village of Kirazl1 which is in turn located 40 km south of the regional capital of Çanakkale.

Fronteer Eurasia Madencilik Ltd. Şti. (“Fronteer”), a wholly owned Turkish subsidiary of Fronteer Development Group Inc. earned a 100% interest in the Kirazl1 Gold Property (“Kirazl1 ”) on May 1, 2006 from Teck Cominco Arama Ve Madencilik Sanayi Ticaret A.Ş. (TCAM) through an agreement signed in May 2004. TCAM is currently working to earn-back a 60% interest in Kirazl1 . The property consists of 1,540 hectares of mineral tenure in 2 contiguous licenses covering a prominent northwest trending ridge with 500 metres of relief.

Geologically, Kirazl1 lies within the Eocene to Pliocene-age, calc-alkaline to alkaline Çanakkale volcanic field on the eastern margin of the postulated Kirazl1 caldera. The property is underlain by a sequence of andesitic to dacitic porphyritic coherent and clastic volcanic rocks whose primary textures are largely obscured by a blanket of intense silica and clay alteration. Gold mineralization on the property reflects a high-sulphidation epithermal system. Early-phase alteration resulted in an upper layer of dense silicification overlying argilitized, pyritic alteration. This is cut by a series of phreatic breccias that introduce permeable conduits for silica-, sulphide-, gold- and silver-bearing fluids.

The property was the subject of considerable exploration work by a previous operator from 1987 to 1992 which culminated in drilling 25 percussion holes (563.54m), 20 reverse circulation holes (3,373.46 m), and 24 diamond drill holes (3,274.50m) . A shallow-dipping zone of high-grade mineralization was discovered immediately below the barren silica cap in a number of holes and returned results up to 5.0 g/t gold over 52.5 metres, 13.7 g/t gold over 19.5 metres, 1.9 g/t gold over 103.5 metres, and 3.64 g/t gold over 61.50 metres.

From May, 2006 to March, 2007, TCAM conducted an exploration program that involved 10438.15 m of diamond drilling in 51 holes, 219 m of reverse circulation drilling in 5 holes. This program identified a second high-grade zone; expanded, increased the grade of and refined the current resource block; identified areas warranting trenching and further exploration drilling; and improved the understanding of the geology and of the geometry of mineralized zones.

A new 43-101-compliant resource estimate was completed in June of 2007. The updated Mineral Resources for the Kirazli deposit are estimated as follows:

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Classified Mineral Resources for the Kirazli Deposit, Western Turkey, August1, 2007

OXIDE RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs
Measured	800,000	1.5	12.3	39,000	330,000	45,600
Indicated	3,900,000	1.1	10.4	143,000	1,292,000	168,840
Inferred	5,100,000	1.1	3.8	177,000	617,000	189,340

SULPHIDE RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs
Measured	300,000	1.4	1.5	12,000	13,000	12,260
Indicated	4,500,000	1.1	1.8	155,000	257,000	160,140
Inferred	19,600,000	1.3	1.5	799,000	941,000	817,820

TOTAL RESOURCES
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs
Measured	1,100,000	1.4	9.6	51,000	342,000	57,840
Indicated	8,300,000	1.1	5.8	297,000	1,549,000	327,980
Inferred	24,600,000	1.2	2.0	976,000	1,558,000	1,007,160
Classified at 0. 5 g/t cut-off

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2	INTRODUCTION AND TERMS OF REFERENCE

This report on the Kirazl1 Gold Property of Fronteer Eurasia Madencilik Ltd. Şti. (“Fronteer”) has been prepared by I.R. Cunningham-Dunlop, P. Eng, and C.B. Lee, P. Geo. at the request of Mr. Mark O’Dea, President. The report was commissioned by Fronteer Development Group Inc. to comply with disclosure and reporting requirements set forth in National Instrument 43-101, Companion Policy 43-101CP, and Form 43 -101F1.

Fronteer earned 100% ownership of the Kirazl1 Gold Property in May 2006 from TCAM. The property now forms an important part of Fronteer’s properties and activities in the Biga Peninsula of Western Turkey. Considerable data is available on the Kirazl1 . Property in Fronteer’s files and as readily available public documents. The public sources of relevant references are listed in Section 23 to this report.

The gold values for work performed by Fronteer are reported as grams per metric tonne (“g/t”) unless otherwise indicated. Currency is reported in US dollars unless otherwise noted. All map co-ordinates are given as Turkish Co-ordinate System (UTM 6 Degree k=0.9996 – ED50), UTM Central Meridian 27 (ED50) co-ordinates or Latitude/Longitude.

I. R. Cunningham-Dunlop is a qualified person and has worked in his field of expertise for 22 years on gold exploration properties in Canada, United States, Argentina and Australia. He has been employed by Fronteer Development Group Inc. since November 1st, 2004 as Exploration Manager – Canada/Turkey and has a thorough knowledge of the recent work of Fronteer on the Kirazl1 Gold Property. He is not independent with respect to the business activities of Fronteer Development Group Inc.

Christopher Lee has worked in his field of expertise for 17 years on numerous mineral deposit types worldwide. He has been employed by Fronteer since Jan 15, 2007 as Chief Geoscientist and has a thorough knowledge of the deposit and resource database.

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3	DISCLAIMER

The authors have relied on information provided by Fronteer Development Group Inc. on the legal status of the claims that forms the Kirazl1 Gold Property. An effort was made to review the information provided for obvious errors and omissions; however, the authors shall not be held liable for any errors or omissions relating to the legal status of the claims described in this report.

A substantial amount of technical data on the exploration work performed by the previous operator of the Kirazli Gold Property was provided by Teck Cominco Arama Ve Madencilik Sanayi Ticaret A.S. This material has been used extensively in this report within Sections 7 and 8. The authors shall not be held liable for any errors or omissions relating to missing data.

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4	PROPERTY DESCRIPTION AND LOCATION

Kirazl1 is located 1.5 km south of the village of Kirazl1 , Çanakkale Province, on the Biga Peninsula of north-western Turkey (Figure 1). The property consists of 1,540.43 hectares of mineral tenure in 2 contiguous licenses (Table 1 and Figure 2) covering a prominent northwest trending ridge with 500 metres of relief.

Table 1 - Kirazli Gold Property - Mineral Tenure

License No.	Erisim No.	Sicil No.	Location	Hectares	Due Date

AR-84716	1110012	62075	Çanakkale	979.29	26/05/2005
AR-80772	2458325	57863	Çanakkale	561.24	14/09/2006
			Total	1540.43

On May 6, 2004, Fronteer Development Group Inc (“Fronteer”) entered into an option agreement with Teck Cominco Arama Ve Madencilik Sanayi Ticaret A.Ş. (“TCAM”) to acquire a 100% interest in the Kirazl1 Gold Property (“Kirazl1 ”). On May 1, 2006, Fronteer earned a 100% interest in Kirazl1 from TCAM. A total of 200,000 shares of Fronteer were issued to TCAM on signing of this agreement.

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The obligations of Fronteer related to the May 6, 2004 option agreement include the following items.

  Total exploration expenditures of US$3,000,000 over a period of 4 years and including a minimum expenditure of US$ 250,000 dollars in the first year.

  The issue of an additional 200,000 shares of Fronteer Development Group Inc. to TCAM over a period of 4 years.

  After exercising the option, Fronteer will have earned 100% of TCAM’s interest in the Property, subject to TCAM’s back-in rights (see below) and to a reserved 2% Net Smelter Return Royalty (NSR) to TCAM.

  In addition to the NSR, Fronteer will also pay TCAM a production bonus of US$10 per ounce to a maximum of 250,000 ounces for any production from the defined resource area.

  For the initial period of one year and thereafter by mutual consent, Fronteer shall use TCAM as the “Manager” of all work programs on the property.

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  During the terms of the agreement, there shall be a 2 km area of interest around the boundaries of the Property such that new ground staked by either party must be offered to the agreement.

At any time prior to Fronteer earning 100% interest in the Property, TCAM has the right to back-in for a 60% interest in the project by spending the greater of:

  Two times the total expenditures accrued by Fronteer at the time TCAM elects to participate in the Property or US$ 3.0 million.

TCAM exercised their back-in right on May 1, 2006 and are currently fulfilling their requirements to earn a 60% interest in the project.

TCAM can also elect to earn an additional 10% interest through the completion of a full feasibility study within 4 years of completing their earn-back obligations. If TCAM elects to place the deposit into commercial production, it will offer to arrange project financing on behalf of Fronteer Development Group Inc. in the amount of 30% of the capital costs of production.

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5	ACCESSIBILITY, CLIMATE, INFRASTRUCTURE AND PHYSIOGRAPHY

The Kirazl1 Gold Property is located in the Biga Peninsula, 1.5 km south of Kirazl1 Village, Çanakkale Province in Northwestern Turkey. Access from Çanakkale, the nearest large population centre (population 78,000) and provincial capital to Kirazl1 Village is via 40 km of narrow, winding, paved two lane road. A new highway is currently nearing completion and will connect the City of Çanakkale to the Town of Çan and will pass within 1.5 km of the property. Access from Kirazl1 Village to the project area is along 3 km of well maintained dirt road which provides access to some of the smaller villages.

The Biga Peninsula has fertile soils and a Mediterranean climate with mild, wet winters and hot, dry summers. Temperatures range from 15 to 35 degrees Celsius in the summer season and 5 to -10 degrees Celsius in the winter months. The annual rainfall is approximately 30 cm, generally falling as mixed rain and snow in late fall and winter. The Property is generally windy, particularly from fall through spring.

The region is well-serviced with electricity, transmission lines and generating facilities, the most significant being a large coal-fired power plant outside the Town of Çan. Population and agricultural activity is concentrated in the valleys, while most areas of active exploration are located in highlands which are predominantly forested and owned by the state.

Kirazl1 Daği forms one of the most prominent hills in the region with a maximum elevation of 811 metres (Plate 1). Relief in the area is approximately 250 metres with slopes generally not exceeding 25-30%. Vegetation consists of mostly scrub oak and various shrubs up to 3 metres in height. Isolated stands of 20 to 30 year old pines are also present. Large areas along the western side of the Property have been stripped of the vegetation and replanted with pine seedlings.

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6	HISTORY

From mid 1987 to early 1989, a non-affiliated Turkish company acquired the Kirazl1 Gold Property. The company completed a favourable reconnaissance mapping/rock-chip sampling and stream sediment sampling and then entered into the Kirazl1 Mining Venture agreement (“KMV”) with Newmont Overseas Exploration Ltd. (“NOEL”) on March 18, 1989. Terms of the agreement were retroactive to February 1, 1989. Under the agreement NOEL had the right to earn a 50% interest in the property by spending $US 3 million on or before September 30, 1991. Approximately $US 1.8 million worth of work was carried out by at Kirazl1 from mid 1987 to June 30, 1992 as described below.

6.1	Regional Work

  Landsat interpretation - Identified circular caldera feature (6km diameter). Kirazl1 is located on eastern rim.

  Stream sediment sampling - 250 samples with anomalies to 100 ppb Au on NE flank of Kirazl1 Daği; other anomalies to 50 ppb gold in northern part of KMV.

6.2	Mapping
  General l: 25000 scale mapping – Identified silicified/opalized volcanic rocks in the region and with areas of extensive silicification and argillization on Kirazl1 Daği. Follow-up sampling of stream sediment anomalies in north part of KMV resulted in the discovery of small areas of silicification and argillization with minimal gold (100 ppb) in rock samples and limited tonnage potential.
6.3	Project Work

  1:500 scale mapping – Focused on silicified/opalized volcanic rocks on Kirazl1 Daği and Çatalkaya Tepe and identification of advanced argillic assemblage with overprinted stockwork veinlets, identification of pyrophyllite and late-stage clay alteration as well as delineation of structures.

  Rock chip samples – 311 samples were taken. A number of anomalies were outlined: gold in silicified volcanic rocks with barite veining retuned 2.0-7.0 g/t Au; samples of 0.1-4.0 g/t Au were assayed in argillic alteration with segregations of quartz/pyrite

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  veining; and anomalous trace element values were found on the crest of Kirazl1 Daği (up to 440 ppm Ag, 4300 ppm As, 1300 ppm Sb and 60 ppm Hg).

  Exploration pitting - 32 pits were excavated for a total of 67.0 meters and 99 rock samples. Results confirmed soil anomalies to 3 m depth.

  Spectral IP/Resistivity surveys – Covered 19.1 line kilometers over 14 lines and delineated broad, NW-trending areas of silicification and/or sulfides.

  Total field magnetic survey – 28.8 line kilometers were done over 14 lines . Results were flat and no specific features were recognized to correlate with mineralization.

  Percussion Drilling (KRP Series) - 25 holes were drilled for a total of 563.65 metres. Anomalous soils were confirmed with drill samples in bedrock from 0.1 to 4.2 ppm gold.

  Reverse Circulation Drilling (KRR Series) - 24 holes totaled 3274.5 metres delineated significant areas of oxide and sulfide Au mineralization (0.5-59.7 g/t Au and 0.5-2.9 g/t Au respectively) resulting in the development and refinement of deposit model.

  Diamond Drilling (KRC Series) - 20 holes totaling 3373.46 metres delineated oxide and sulfide Au mineralization (0.5-4.1 g/t Au and 0.5-34.8 g/t Au, respectively) and were interpreted to have plumed deposit configuration.

  Petrographic analyses - 13 drill core and 4 hand specimens were selected for thin/polished section studies. Mineral identification and paragenesis ideas generated from drilling were confirmed and free gold was identified.

  Metallurgical studies - Four bottle roll tests on sulfide and oxide ores and one autoclave and one stir tank test on sulfide ore amenable to leaching with bio-oxidation or autoclave pre-treatment.

  Topographic survey - Contract surveys prepared 1:1000 and 1:5000 scale topographic base maps of the Kirazl1 prospect and established locations of the baseline, various control points, all of the percussion drill holes, the majority of the RC drill holes, and four of the core holes .

  Computer modeling - Core and RC drill data was digitized in Lotus format for transfer to Vulcan modeling program.

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  Multi-element analyses - Composite samples from drill holes KRC-1 (33 samples) and KRR-7 (43 samples) were analyzed for Au, Ag, As, Sb, CLI, Pb and Zn. Ba, Bi, Hg, Sn, Te and W were run on KRC-l and Pb, As, Sb, Ag and/or Hg were done on samples from both holes that were above gold zone and deeper samples with Cu or Pb anomalies .

  Detailed soil program - 47 soil samples were collected on three lines directly over and flanking the known gold mineralization intersected in drill holes KRR-7, 17 and 18. Soils were analyzed for Au, Ag, As, Sb, Cu, Pb and Zn. A close correlation of Pb, As and Sb anomalies was found.

After this work in 1987-1992, the KMV dissolved and no further exploration work was carried out until the property was acquired by TCAM in early 2004 and subsequently by Fronteer in May 2004. TCAM has served as the operator of the project by means of a service contract with Fronteer. Geologists representing Fronteer have been involved in the work programs administered by a Fronteer-Teck Cominco technical committee.

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7	GEOLOGICAL SETTING

7.1	Regional Geology

The Republic of Turkey is underlain by crustal fragments assembled by early Tertiary time as the result of southerly directed obduction events that recorded the collision of Gondwana and Laurasia continents. The Biga Peninsula, in particular, is located in the western part of the Sakarya Tectonic Zone which is bounded by the Intra-Pontide Suture to the north and the Ismir-Ankara-Erzincan Suture to the south. The Biga Peninsula is comprised of several northeasterly trending structural domes composed of metamorphosed Paleozoic and Mesozoic rocks and intervening, east by northeast trending, extensional basins filled with Paleogene and younger volcanic strata. Exotic blocks of eclogite and blueschist occur in a tectonic mélange that forms part of a possibly Permian volcanic-sedimentary complex adjacent to the Kazdağ massif north of Küçükkuyu. The Kirazl1 Gold Property is located in a Tertiary volcanic basin, adjacent to a granodiorite pluton of Oligocene age on the north side of the Kazdağ massif (Figure 4).

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7.2	Local Geology

The Kirazl1 Gold Property lies within the Eocene to Pliocene, calc-alkaline to alkaline Çanakkale volcanic field. This extensive volcanic field occupies approximately 50% of the area of the Biga Peninsula or an area roughly 40 km by 40 km (Figure 5).

Both complete and truncated circular features interpreted as caldera structures and sources of the volcanic rocks occupy the northwestern portion of the volcanic field. These circular features are discernable on 1:100 000 scale Landsat images. The Kirazl1 project lies on the eastern edge of one of the largest (6km diameter) caldera structures, which is informally called the Kirazl1 Caldera.

A strong ENE structural trend in areas of the Çanakkale volcanic field is easily seen on Landsat photos. Intrusive rocks and hydrothermal mineralization in the volcanic field have been localized along this trend. The alteration consists of extensive clay halos to areas of siliceous rocks of various origins and is associated with gold mineralization.

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8	PROPERTY GEOLOGY

The Kirazl1 Property is characterized by two prominent peaks, Kirazl1 Daği to the north and the smaller Çatalkaya Tepe to the south separated by a low-lying saddle. Underlying these peaks is Miocene andesitic to dacitic volcanic and high-level syn-volcanic intrusive rocks. These felsic to intermediate rocks are variably altered, brecciated, mineralized and display a range of intensities of brittle deformation. 1:2000 scale bedrock mapping exercise was undertaken in 2005 to better understand and constrain the controls and extents of mineralization in the project area. Further mapping and drilling in 2006 resulted in modifications to the map (Figure 6).

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8.1	Lithology

The volcanic and syn-volcanic intrusive units are generally abundantly feldspar (+/- quartz) porphyritic, locally containing lithic fragments. These massive feldspar porphyritic rocks generally lack textures that can be used to distinguish whether these coherent rocks are flows, domes or intrusives. Unless abundant lithic fragments or clear volcanic textures, such as autoclastic breccias, are present the lithologic designation assigned was ‘feldspar porphyritic intermediate intrusive’. Small (less than 1 m to 2 m wide), quartz-feldspar porphyritic, felsic dikes, and olivine porphyritic diabase dikes intrude the volcanic pile.

Rare laminated tuffaceous rocks are interleaved with the coherent feldspar porphyritic rocks, particularly on the upper part of the southwest flank of Kirazl1 Daği and the eastern edge of the cap of Çatalkaya Tepe. Two exposures of dismembered, finely laminated grey cryptocrystalline silica have been interpreted as cinter material; however they are likely, very fine grained tuffs or lacustrine sedimentary rocks.

Small bodies of heterolithic breccia are exposed in patches along the top of Kirazl1 Daği. Much larger bodies occur along the southwest and south sides at depth. These cut the predominant volcanic/intrusive rocks. These irregularly-shaped bodies have locally been traced in drill core and appear to plunge to the southwest. These heterolithic breccias will be discussed in greater detail below. A wedge of coarse grained, re-sedimented, locally graded, unconsolidated, heterolithic material is present along the southwest flank of Kirazl1 Daği is the result of a large land-slide that shaped that side of the hill.

8.2	Brecciation

A variety of breccias are present at the Kirazl1 Property. These can be split into categories based on: a) the modes of the fragments; b) the nature of the matrix/cement; and c) the abundance of matrix/cement considered together with the fit of the fragments. The two main subdivisions are heterolithic and monolithic breccias.

8.2.1	Heterolithic breccias

Heterolithic breccias identified on Kirazl1 Daği have been interpreted as the intrusive facies of phreatic/phreatomagmatic breccia systems. They are characterized by fragments of a large range of contrasting characteristics, including: silicified, argillitized, propyllitic and unaltered fragments; sulphide- and oxide-bearing fragments; juvenile and redeposited igneous fragments; locally abundant ‘exotic’ black shale and white quartz fragments;

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bedded, fragmental and coherent fragments; angular through rounded fragments; and a range of size from granule through massive boulders. Sand through clay sized “rock flour” matrices reflect the same diversity of provenance as the larger fragments. These breccias are poorly sorted with moderately well sorted portions locally and have variable amounts and species of cementing material.

Kirazl1 ’s phreatic breccia matrices display a great range of cementing materials. This appears to have, in general, a vertical control though lateral changes are also observed. There are variable amounts and species of cementing materials present including alunite, alunite-quartz, quartz, greasy dickite, pyrite and iron oxide minerals. The dominant matrix material is fine rock. However, in one drill-hole (KD-74), two intervals flanking the core of the main phreato-magmatic body, the whole rock mass appears to be a cement of dickite and pyrite.

There were at least two phreatic breccia intrusive phases, likely formed within a continuum of phreatic and hydrothermal activity. Early, irregular, possible pipe-like bodies are particularly well developed on the west and southwest flank, though smaller heterolithic dikes and small pipes occur throughout Kirazl1 Dag1 and Çatalkaya Tepe. Dark grey, clay-rich zones with unusually abundant black shale component transect the larger heterolithic breccia bodies in southwestern zone of the mountain. This is interpreted as the second phase of heterolithic breccia development.

A large area (approximately 500 metres by 200 metres) of slumped material on the southwest flank of Kirazl1 Daği has re-sedimented a great variety of lithologies similar to the mix observed in the primary heterolithic breccias described above. This suggests that much of the material sampled by this landslide was primary heterolithic material. It is difficult to distinguish primary heterolithic breccia from the resedimented material and it obscures contacts between breccia bodies and the volcanic rocks they intrude.

8.2.2	Monolithic breccias

There is a large variety of monolithic breccias that are distinguished by matrix/cement abundance, fit of the fragments (crackle, jigsaw, chaotic), and the composition of the matrix (‘rock flour’)/cement (sulphide, iron oxide, clay, quartz, etc.). In general, the amount of matrix/cement is related to proximity to the structure that controlled the development of the breccias. Breccias in the center of the structure have more matrix/cement and a more chaotic organization of the fragments while peripheral to the structure, breccias have less matrix/cement and might be a crackle breccia. Cement composition reflects fluids that passed through the breccia both during and after the brecciation event. Many of these monolithic breccias form around the margins of the

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phreatic breccias described above. They also are observed to have rebrecciated the heterolithic phreatic breccias, particularly near their margins.

8.3	Alteration

The rocks of Kirazl1 typically display moderate to intense (Figure 7) epithermal style alteration. There is a pronounced vertical stratification of the widespread early alteration that is overprinted by fluted zones of clay minerals.

8.3.1	Silicification

The topographic prominence of these hills reflects the presence of a silica cap. There were multiple alteration events that introduced silica to the Kirazl1 property.

The earliest and most widespread silicification is represented by grey, massive, sugary and vuggy silica. The prominent, large outcrops along the flanks of Kirazl1 Daği and Çatalkaya Tepe are primarily this early grey silica. Primary volcanic features including phenocrysts and fragments are locally preserved where the early grey silica is preserved as the dominant alteration facies. Elsewhere subsequent acid leaching processes have resulted in vuggy and cavity riddled grey silica. This is exemplified in the prominent outcrops on Çatalkaya Tepe. The early, widespread silicification is barren and is interpreted to be the high-level alteration zone above the widespread argillic alteration.

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The early grey silica is cut by yellow-green ‘chalcedonic’ to ‘opaline’ silica that occurs variably as a pervasive overprint, as in situ breccia matrix and in stockwork/veins. This dense, impermeable silica is best developed in the flat outcrops on the top of Kirazl1 Daği and represents Kirazl1 Daği’s ‘silica cap’. Numerous fractures and brittle faults occur within the silica cap rock. This second silica bearing event may be associated with the low-grade gold mineralizing event that appears to be localized in the rocks beneath this dense silica cap rock.

Another phase of silicification occurs as grey quartz (+/-pyrite/iron oxide, +/-clay species) veins fill fracture arrays that cut all rock types and alterations observed at Kirazl1 . It is interpreted that these veins carry the high-grade gold and silver.

The final phase of silicification is late crystalline silica that forms in cracks and vugs that overprint the chalcedonic and grey silica.

8.3.2	Argillic and advanced argillic alteration

The earliest and most widespread alteration is argillic. It underlies the massive grey silica and the later chalcedonic silica cap rocks. The argillic alteration is typically characterized by fine grained, soft, grey dickite/kaolinite and variable amounts of quartz. Disseminated pyrite or iron oxide minerals (dependant on the position relative to the redox horizon) are also ubiquitous. These minerals form a dark a groundmass to white dickite/kaolinite pseudomorphs of feldspar phenocrysts. Primary volcanic textures are generally preserved, even locally highlighted, where this is the dominant alteration facies. It is interpreted that this widespread argillic alteration corresponds to the same alteration event as the overlying grey silica.

Advanced argillic alteration was only identified locally and over-prints the earlier argillic alteration. Argillic and advanced argillic alteration facies were distinguished based on the identification of alunite and/or late dickite (greasy and translucent, occurring in veins and fractures). Where one or both of these minerals is abundant the alteration was classified as advanced argillic. Alunite-dominated alteration occurs as pervasive, patchy and wispy flushes over the earlier argillic and silicified rocks in domes that envelope breccia shoots. Locally, abundant pink alunite veins characterized the alunitic advanced argillic alteration phase.

The late dickite-bearing event over-prints or may be pene-contemporaneous with the alunitic alteration. It is more widespread than the alunite, but the dendritic vein arrays follow the same breccia shoots. The late, greasy dickite occurs in association with both quartz and pyrite. There appears to be a progression from quartz to quartz-pyrite to

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quartz-pyrite-dickite to pyrite-dickite to dickite through time. The high-grade gold is spatially linked to these mineral associations, particularly the dickite dominated phase, and is interpreted to be temporally and mineralogically associated with them.

8.3.3	Propylitization

At depth in drill core and in outcrops at low elevations on the southwestern flank of Kirazl1 Daği the presence of gypsum and calcite with the ubiquitous clays indicate propylitic alteration.

8.4	Structure

There are four main structural trends that impact the rocks of Kirazl1 Daği. All show a range of intensities from isolated fractures through faults with gouge and/or slickensides and all are consistent with brittle deformation.

Steep NW/SE striking structures that control the overall trend of Kirazl1 Daği are early and are interpreted to be associated with caldera development. These structures are readily apparent in Landsat images.

NE and SW striking extensional block faults have resulted in a horst and graben configuration evidenced by the abrupt elevation changes in the silica cap. This is most clearly shown in the downward offset of the silica cap in the saddle area between Kirazl1 Daği and Çatalkaya Tepe. These block faults are highlighted by drainage lineaments and appear to be the structural corridors along which the phreatic breccia pipes were implaced. Gold mineralization also follows these corridors on the southwest flank of Kirazl1 Daği.

  The north striking high grade zone corresponds with abundant near vertical fractures and may have contributed to the localization of the phreatic breccia bodies.

  East striking faults correspond with offsets in high grade mineralization and must, therefore, have developed after the second high-grade mineralizing event. This is most evident in a sinestral fault near the northern end of Kirazl1 Dağithat also offsets a SW striking fault that is part of trend 2.

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8.5	General conclusions

  The volcanic assemblage displays disordered, intra-caldera relationships.

  The volcanic stratigraphy is transected by amorphous to pipe-like heterolithic breccia bodies.

  The original rock textures are commonly obliterated by intense alteration.

  The general layer-cake alteration of silica above argillic above propyllitic styles of alteration, abundant sulphide minerals, and evidence of acidic conditions (widespread vugginess) supports a high sulphidation epithermal deposit environment.

  Vertical offsets in the silica cap are controlled by brittle faults which have a strong spatial correlation with mineralized zones at surface.

  Direct control of mineralization by original volcanic lithologies was of minor importance.

  There is a spatial relationship between the contact zones of heterolithic breccia bodies and gold mineralization, particularly in the southwest zone.

  High Grade Zone mineralization is spatially associated with the bottom of the silica cap coupled with zones of intersecting brittle structures.

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9	DEPOSIT TYPES

The principal model for gold mineralization at the Kirazl1 Gold Property is a high-sulphidation, epithermal gold deposit. Premier examples of this kind of deposit are Yanacocha, Pierina and Alto Chicama in Peru.

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10	MINERALIZATION

The Kirazl1 Gold Property is the site of an Au-bearing, high-sulphidation, epithermal deposit. Figure 8 is a generalized cross-section of the High Grade Zone.

S
4430150N
N
4430600N
High Grade Gold
Low Grade Gold
Fault
Bottom of Massive Silica
Top and Bottom of Redox Transition Zone
N
W
E
S
300m

**Figure 8 - Generalized cross-section of Kirazlı High Grade Zone (High grade = > 1 g/t Au, Low grade = 0.3 – 1.0 g/t Au).**

10.1	Gold

Gold mineralization at Kirazl1 can be subdivided into three main types:

  A regional low-grade gold zone underlies much of Kirazl1 Daği, broadly enveloping the high-grade gold zones. This low grade mineralization occurs both above and below the redox horizon.

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  An elongate body of high-grade gold mineralization occurs in the uppermost argillic/advanced argillic zone overlapping slightly the bottom of the silica cap. This north trending High Grade Zone has an abrupt western boundary, but is more diffuse to the east. High grade mineralization is primarily hosted in the oxide zone, though it does locally extend into the sulphide zone. A second high-grade zone occurs on the southwest corner of Kirazl1 Daği. The Southwest Zone transects the redox horizon and silica cap, but is predominantly in the sulphide zone. It has a strong spatial relationship with the margins of phreatic breccia bodies resulting in an irregular shape.

  High grade shoots that transect the redox horizon plunge to the southwest. Upper portions of these high grade shoots are also rich in silver.

The wide spread, low grade mineralization is interpreted to be early and may be associated with the broad epithermal alteration that resulted in the chalcedonic silica (the second silica event). The quartz-feldspar porphyritic dikes and the rocks immediately around them are also weakly mineralized (<0.3 g/t Au).

The main High Grade Zone and the high-grade shoots may have developed during the same mineralizing event. The high-grade shoots are spatially associated with the phreatic breccia bodies and were either generated during the same event or the gold shoots followed zones of increased permeability that were created during the brecciation event. The high-grade shoots and mineralized margins of the breccia pipes have a spatial correlation with local zones of advanced argillic alteration. High grade gold and silver mineralization as well as breccia bodies are localized at the intersection of brittle faults.

In addition, dendritic vein arrays emanate from the margins of the smaller breccia pipes and dikes, more commonly on the hangingwall side. The quartz+/- late dickite +/-pyrite veins are commonly rich in both gold and silver. They appear to be structurally controlled, using pre-existing fractures and in situ breccias.

10.2	Silver

Although there is a strong spatial correlation between silver and gold mineralization at Kirazl1 , it is not an absolute spatial correlation. It generally overlaps the high grade gold mineralization, but also displays an offset both vertically and to the north. This is consistent with an epithermal deposit model that results in distinct zones of mineralization reflecting the progressive precipitation of various elements from hydrothermal fluids with changes in pressure and temperature. There is a strong northerly trend of silver mineralization that transects Kirazl1 Daği as the main gold High Grade Zone does. The highest silver values obtained in drill-core occur near the top of KD-37 on the NE edge of

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Kirazl1 Daği, slightly above and overlapping the gold mineralization in that hole. The greatest silver values obtained in outcrop occur along the western flank of the hill.

10.3	Iron minerals

Iron minerals have been distinguished primarily on their oxidization state. This has lead to the definition of a redox (reduction/oxidization) horizon that reflects the penetration of supergene oxidizing fluids into the rocks of Kirazl1 Daği. Above the redox horizon, iron mineral species are predominantly oxides, below it they are primarily sulphides (pyrite and rarely marcasite at depth). In some well-developed fracture and breccia zones iron oxide minerals have been observed below the redox horizon due to supergene oxidization. In some veinlets, and where oxidation processes have been incomplete, pyrite has been observed above the redox horizon. In areas where there is a paucity of fractures or breccias, both oxide and sulphide iron minerals are present in approximately equal amounts. These areas are considered transitional. The redox horizon has proved to be an effective marker horizon that has contributed to the identification and delineation of brittle faults and fault offsets as well as zones of fracture and/or breccia with associated enhanced fluid movement.

Iron oxide is noted at Kirazl1 as:

  Muddy hematite in fault gouge

  Light red hematite alternating with mustard yellow jarosite in leisengang banding in broad zones flanking fractures

  Hematite and limonite as normal fracture coatings

  Limonite in columnar form

  Jarosite directly associated with hydrothermal cavities and Au mineralization

  Hematite as black, botryoidal ferricrete

  Iron oxide-filled and coated fractures locally offset earlier veinlets and stringers noted above and locally create small breccia zones up to 3cm in width.

Pyrite is noted at Kirazl1 as:

  Abundant disseminated euhedral crystals

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  In veins +/ - quartz +/- greasy dickite

  In massive zones up to 1.5 m wide.

10.4	Paragenesis

The proposed paragenesis of the deposit is summarized in the various stages below.

a)	Deposition of an andesitic-dacitic volcanic pile.

b)

High sulphidation epithermal style alteration of the volcanic rocks that resulted in a broad layer of massive grey silica overlying a pyrite-rich argillic zone and underlying/flanking propyllitic zone. A gold-barren event.

c)	Hydrothermal alteration introduced acidic fluids that corroded the silicified volcanic rocks leaving a vuggy silica horizon at the base of the grey silica layer.

d)

Progressive introduction of fluids resulted in an overprinting dense chalcedonic horizon with a smaller footprint than the porous vuggy silica horizon. Low-grade gold was introduced to the porous rocks beneath the impermeable dense silica horizon. Intrusion of gold-bearing, quartz-feldspar porphyritic dikes.

e)

Collapse of the volcanic edifice resulting in the ring faults (NW oriented faults at Kirazl1 ) and caldera morphology. Block faulting of the Kirazl1 Caldera (NE/SW oriented faults) was probably active for a protracted period of time that spanned many of the subsequent stages, but initiated with the development of the caldera structure.

f)	Development of phreatic breccias along NE/SW structural corridors created during the block faulting.

g)

Rising hydrothermal fluids enter the permeable horizon created/enhanced in Stage f and boil, precipitating Au. The boiling would have been initiated by the drop in pressure in the vuggy zone. It is possible that some of the Au precipitated during this event was gained from fluids passing through previously mineralized rock (Stage d). This stage created the sub-horizontal High Grade Zone. Alunite may also be a part of this stage of mineralization however Au mineralization cannot be directly related to alunite occurrences.

h)	Continued introduction of fluids introduced silica, dickite, pyrite gold and silver to fractures created during the development of the phreatic breccia pipes (Stage f).

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This stage is interpreted to be a continuum initiated during the Stage f breccia development continuing through the Stage g High Grade Zone deposition. This stage represents the amplification of gold and silver mineralization in the high grade shoots that introduced the gold and silver to the High Grade Zone.

i)	Post -mineral faulting marked by hematite mud.

j)	Supergene and hypogene oxidation. The latter is noted by significant quantities of botryoidal black hematitic ferricrete.

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10.5	EXPLORATION WORK

10.5.1	2004 EXPLORATION WORK

The 2004 exploration program at Kirazl1 ran from May to December 2004 and involved involved a compilation of historic data, a topographic survey, a reject re-assay program, and three diamond drill holes totalling 890.90 m. The program confirmed the presence of the high-grade mineralization intersected in the historic reverse circulation holes and returned improved intercepts of 9.66 g/t Au/51.2m (including 50.7 g/t Au/7.8m) in KD-01A and 1.95 g/t Au/61.2m (including 4.07 g/t Au/22.9m). Conclusions drawn from the 2004 field program included:

  The mineralization at the Kirazli Gold Property is the result of a zoned high- sulphidation system with a barren silica cap and lower silicic zone grading outwards into advanced argillic and propylitic alteration.

  The higher-grade mineralized plume has formed at the intersection of the sulphide- bearing hydrothermal mill breccia and the barren silica cap with the highest portions of system being preserved.

  The multi-phase Au mineralization was most likely deposited in a series of recognizable, yet overlapping, events

  The geometry of the mineralization takes the form of a series of en-echelon NE orientated bodies defining overall N-S trend with a NE trending major feeder zone.

  There is significant potential for the additional of high-grade resources on the property as well as further sulphide breccias at depth. The latter is evidenced by the numerous open drill holes terminating within mineralized material.

10. 5. 2	2005 EXPLORATION WORK

The 2005 exploration program ran from February to December 2005 and involved 7385.6 m of diamond drilling in 44 holes, 30 km of line cutting, 30 line km of induced polarization geophysics, four metres of trenching, 1:2000 scale bedrock mapping and the collection and analysis of 634 soil samples, 167 grab samples and 64 channel samples.

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The results from the 2005 drilling, mapping and surface sampling field program were:

  Expansion of the High Grade Zone to both north and south.

  Discovery of high grade feeder(s).

  Identification of natural, local, high grade silver mineralization.

  The mineralization at the Kirazl1 Gold Property is the result of a zoned high- sulphidation system with a barren silica cap and lower silicic zone grading outwards into advanced argillic and propylitic alteration.

  The multi-phase Au mineralization was most likely deposited in a series of recognizable, overlapping events.

  There is a strong spatial and timing correlation between phreatic breccia pipes, structural conduits and high grade mineral shoots that feed into the High Grade Zone.

  The geometry of the mineralization takes the form of a series of high grade feeders plunging steeply to the SW that feed into a sub -horizontal oblate High Grade Zone that underlies (and locally overlaps) a silica cap. This High Grade Zone is enveloped in a larger low-grade zone that overlaps the redox horizon.

  The High Grade Zone is open to north, east and south.

  The discovery of hitherto untested phreatic breccia bodies with correlating SW trending surface mineralization signatures adds significant potential for the discovery of new near-surface high grade mineralization similar in character to the High Grade Zone.

  Numerous drill holes terminating within mineralized material at depth demonstrate potential for the identification of new high grade feeder zones.

  There is significant potential for the addition of near-surface high-grade resources as well as further high grade feeders at depth.

  The presence of anomalous soil and rock samples associated with rock-dump piles in the valley southwest of Kirazl1 Dağiindicates potential of near-surface high-grade resources in an untested part of the property.

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  The resistivity sections display three main features:

  A broad arc of higher resistivity around a central low resistivity core in the west of the Kirazl1 property.

  The summits of Kirazl1 Dağiand Çatalkaya Tepe comprise broad areas of moderate resistivity.

  Each summit displays local northwest-southeast anomalies. These have a variable, 50-300m width and are 50-150m thick. Continuity between sections is limited.

The chargeability sections display four main features:

  Concentric circular high and low chargeability anomalies, centered in the west of the Kirazl1 property. The central chargeability high is ~350 m radius, while the outer low has a radius of ~700 m.

  There is a significant north-south chargeability high. The anomaly is 300-700 m wide, ~150 m thickness, and 2 km long, from east of Kirazl1 Dağisummit to the summit of Çatalkaya Tepe.

  Narrow northwest-southeast chargeability highs that trend along the Kirazl1 Daği ridge, northwest of the summit. They are ~50-70 m wide, with good correlation between sections.

Possible left-lateral offset. The north-south chargeability high anomaly is apparently displaced by a left-lateral jog in the Kirazl1 -Çatalkaya saddle. The orientation of this is unclear, but may be northwest-southeast.

There is a partial correlation between low chargeability and high gold grades.

10.6	2006 AND FIRST QUARTER OF 2007 EXPLORATION WORK

Fronteer Development Group Inc. spent approximately $(C) 0.8 M on exploration of the Kirazli Gold Property during the period January 1, 2006 to April 30, 2007. TCAM spent $(C) 4.8 M from May 1, 2006 to June 30, 2007.

Teck-Cominco Arama ve Madencilik Sanayhi Ticaret A.S.was the operator of this project by means of a service contract with Fronteer Development Group Inc. from January 1,

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2006 to April 30, 2006 and geologists representing Fronteer Development Group were involved in work programs administered by a Teck-Cominco-Fronteer technical committee. Following the earn back decision by TCAM on May 1, 2006, the service contract was dissolved and TCAM assumed full operatorship of the project.

The recent exploration program at Kirazl1 ran from May 2006 to March 2007 and involved 6,793.4 m of diamond drilling, 1:500 scale surface mapping and the collection and analysis of 165 soil samples and 45 grab samples.

10. 6. 1	2006 / 2007 Surface Diamond and Reverse circulation Drilling Program

A drill program combining diamond drilling and limited reverse circulation drilling was carried out between May 2006 and March 2007 at Kirazl1 . A total of 38 drill holes were completed and 1 drill hole was pre-collared (without diamond drilling follow-up) for a total 6793.4 metres diamond drill, 219 m reverse circulation. (Figure 9). To facilitate diamond drilling, several of the holes were pre-collared using reverse circulation drilling to within 5 to 10 m of the base of the silica cap.

There were two main thrusts to the 2006/2007 drill program: a) to refine the extents of the resource area outlined through Fronteer’s 2004/2005 program (Kirazl1 Zone); and b) to test several exploration targets: the SW Zone, North Zone and Çatalkaya Tepe. Assay certificates from this program are available on file at the Fronteer office in Vancouver and the TCAM office in Ankara.

10. 6. 2	Kirazl1 Zone

Ten drill holes (Figure 9 and Table 2) were drilled to test the lateral extents of the low grade resource block outlined by the drill program of 2005 as well as testing some structural zones delineated and/or postulated in 2005. Assay composites for these holes (drill hole number – KZ) and from the final hole of the 2005 season (KD-47) are included in Table 3 (KZ). A north-south oriented zone of unmineralized to low-grade rock separates the High Grade Zone, delineated in 2005 from a narrow (laterally), thick (vertically), north-northwest trending zone of low to moderately mineralized rock seventy metres to the southwest (i.e. KD-47, KD-60).

10. 6. 3	Southwest Zone

Twenty eight drill holes (Figure 9 and Table 2) were drilled in the Southwest Zone that was targeted during the 2005 exploration season. Results from these holes have been returned and are summarized in Table 3. Wide zones of high to moderate grade

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mineralization have been identified in of these holes. Most of the gold mineralization occurs below the redox horizon with at the contact zones between the irregular breccia bodies and the massive porphyritic rock. The exception is in KD-48/KD-48A where there is relatively high grade gold and silver that overlap at surface. This new zone of mineralization occupies a similar size of foot-print as the High Grade Zone, when projected to surface.

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Table 2 - Kirazl1 Gold Drill Collars Summary (NZ = North Zone; KD = Kirazl1 Zone; SWZ = Southwest Zone; CT = Çatalkaya Tepe)

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10. 6. 4	North Zone

Eight drill holes (Figure 9 and Table 2) were drilled in the North Zone. Three holes on the west side of this zone tested mineralization in nearby holes reported by the previous workers. None of these holes intersected significant mineralization. The other five holes were drilled to test potential mineralized structures and the northern extension to the High Grade Zone. Results have been returned for all holes (Table 3). One of the holes (KD-64) returned significant gold and silver results for the upper 103 metres of core most of which is oxidized. This hole increased the grade of the mineralization envelope around the High Grade Zone and extends it approximately 50 metres north of its’ limits in the 2005 resource model.

10. 6. 5	Çatalkaya Tepe

Two drill holes (Figure 9 and Table 2) were drilled on Çatalkaya Tepe. Results have been returned for both holes (Table 3); neither hole intersected encouraging mineralization. However, there are other planned holes on this peak to test other geochemical targets.

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Table 3 - Gold grade composites for holes drilled in 2006 (plus KD-47). Yellow represents values of 0.3 to 1 g/t (Au); green represents 1 to 2 g/t (Au); red represents 2 to 5 g/t (Au); magenta represents greater than 5 g/t (Au); pale blue represents 5 to 30 g/t

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Drill Hole	From	To	Interval (m)	Au (g/t)	Ag (g/t)	Cut-off (g/t Au)	Recovery (%)
KD-61-KZ	208.5	242.35	33.85	0.44		0.3	94
KD-62-HGZ	3	9	6		13.72	5	64
and	25	33.05	8.05		11	5	57
and	54	212.7	158.7	0.62		0.3	95
including	62.9	79	16.1		5.89	5	95
and including	69	88	19	0.95		0.5	92
and including	70	80.5	10.5	1.22		1	95
and including	116.5	125.5	9	1.04		1	100
and including	134.2	136.2	2	2.49		2	100
and including	208	212.7	4.7	2.17		0.5	47
KD-63-KZ	0	38.7	38.7		29.31	10	36
and	32.3	267.5	235.2	0.72		0.2	80
including	32.3	114.5	82.2	1.2		0.3	68
and including	93.9	109.45	15.55	2.05		1	81
and	294.4	321.5	27.1	1.66		0.5	85
including	295.6	299.4	3.8	3.3		1	74
and including	301.8	306.6	4.8	2.7		1	96
KD-64-KZ	0	103.8	103.8	0.98	12.6	0.3	85
including	79.35	95.8	16.45	2		1	78
and	108	139	31	0.44		0.2	92
KD-65-KZ	86.5	94.5	8	0.56		0.3	
and	103.8	109.5	5.7	0.36		0.3	
KD-66-KZ	13.5	16.3	2.8	0.7		0.3	94
and	33.5	37.2	3.7	0.53		0.3	96
and	50.2	57.6	7.4	0.45		0.3	49
and	71.2	81.8	10.6	0.35		0.3	80
KD-67-SWZ	105	119.8	14.8	0.68		0.3	89
	108.65	112.05	3.4	1.54		1	89
KD-68-KZ	135.5	168.5	33	0.34		0.2	86
Incl	146.6	147	0.4	3.21			38
KD-69-SWZ	110	172.9	62.9	1.75		0.3	79
Incl	111.68	131	19.32	3.39		1	76
Incl	117.55	131	13.45	4.36	12.02	2	68
Incl	125.85	130	4.15	7.65	31.1	5	41
Incl	168.8	169.8	1	13.2			92
KD-70-KZ	No significant Results from pre-collored zone will be drilled by DD						
KD-71A-KZ	No significant Results from pre-collored zone will be drilled by DD						
KD-72-KZ	215.1	221.2	6.1	0.32		0.2	
and	289	306.3	17.3	0.7		0.2	
Incl	296.3	299.9	3.6	1.95		1	
and	325.8	341	15.2	1.69		0.3	
Incl	330.3	337.5	7.2	2.81		2

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11	SAMPLING METHOD AND APPROACH

11.1	Core Drilling and Logging

Diamond and reverse circulation drilling was performed by Orta Doğu of Ankara, Turkey. Drilling at Kirazl1 has been on-going since May, 2006. All drilling was supervised by Fronteer/TCAM technical staff and general industry standards in all matters were followed.

All proposed drill collars were surveyed using a theodolite total station. Control was relative to established survey points across the property. Drills were set up under the direct supervision of Fronteer/TCAM staff.

Five drill-holes were precollared by reverse circulation drilling to a maximum depth of 50 metres; this was followed by diamond drilling in three of the holes (KD-72, KD-76, KD-77), the other two (KD-71B and KD-75) will be continued in the spring of 2007. A further four drill-holes were attempted with reverse circulation in order to improve recovery, or where diamond drilling had failed in holes previously attempted with diamond drilling. One redrill was successful (KD-68B) while three failed (KD-68A, KD-70A, KD-71A). KD-48A was also a redrill of the top 80 metres of KD-48 to improve recovery for that interval. The KD-48A redrill was done with a diamond drill. The remaining 35 holes were drilled entirely with diamond drills.

Diamond drilling was initiated with PQ or HQ diameter core dependant on predicted ground conditions and reduced if necessary to HQ, NQ and BQ diameter when required for penetration and recovery. Core was placed in plastic boxes with depth markers at every drill run, up to 3 meters. Core recovery during these programs was poor to excellent. Boxes were securely sealed and brought to the core facility in Soğutalan and in March of 2007 to the new facility in Etili once a day by either the Orta Doğu or the Fronteer/TCAM technical staff. ‘Flex-it’ survey tests were taken generally at 75-100 meter intervals to provide down hole survey control. All casing was removed after drilling was completed. Core logging procedures follow industry standards and a defined sample protocol. Observations were written on formatted logging sheets, and the numerical portions of these were typed into Excel spreadsheets and later in the year into the TCAM Acquire database by the logging geologist, for use in MapInfo.

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11.2	Drill Core Sampling

All samples collected by Fronteer/TCAM during drill programs on the Kirazl1 Property were subjected to a quality control procedure that ensured a best practice in the handling, sampling, analysis and storage of the drill core.

Reverse circulation core samples were split, collected and sealed in woven plastic bags at the drill site. Samples were collected at 1.5 metre intervals. The sample splitter was cleaned between each sample with a compressor driven air hose.

Diamond drill core sample intervals were selected on a geological basis and most typically varied between 0.5 and 1.0 meters in length. Sample intervals were very rarely less than this (minimum 0.30 meters) on specific, narrow geological features, and were occasionally greater than 1.0 meters (typically 1.5 meters, with a maximum width of 3.05 meters) on wide intervals of unoxidized rock, at the discretion of the logging geologist.

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12	SAMPLE PREPARATION, ANALYSES AND SECURITY

12.1	Core Facility Drill Core Preparation

Samples of drill core were cut by a diamond blade rock saw, with half of the core placed in individual plastic bags and sealed with a numbered tag. The other half of the core was placed back in the original core box. Samples were prepared by local contract laborers trained and supervised by Fronteer/TCAM personnel at a facility near the Kirazl1 Gold Property. The retained core is stored in a secure building at the Etili core facility.

12.2	Shipping

All samples were shipped by independent transport companies in sealed woven plastic bags to ALS Chemex preparation laboratories in Izmir, Turkey. Pulps of samples from all Kirazli drill-holes with the exception of KD-54, KD-56, KD-57, KD-58 and KD-59 were shipped to ALS Chemex in North Vancouver, BC for analysis. Pulps from drill-holes KD-54, KD-56, KD-57, KD-58 and KD-59 were shipped to Global Discovery Labs (GDL) in Vancouver, BC. Notification of receipt of sample shipments by the laboratories is confirmed by electronic mail. No problems were encountered in transport during the program.

12.3	Assay Laboratory

Processing and analysis of samples was conducted by ALS Chemex in North Vancouver, BC and by Global Discovery Labs (GDL) in Vancouver, BC. Both laboratories operate according to the guidelines set out in ISO/IEC Guide 25 – “General requirements for the competence of calibration and testing laboratories”. Check assay samples were sent to Acme Laboratories in Vancouver, BC

12.4	Sample Preparation (ALS-Chemex, Izmir, Turkey)

Individual samples typically ranged from 0.5 kg to 2 kg in weight. The entire sample was crushed in an oscillating steel jaw crusher. Approximately a 250g split is pulverized in a chrome steel ring mill. Coarse reject is bagged and stored.

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12.5	Assay Procedures (ALS -Chemex, North Vancouver, BC.)

Au was determined by fire-assay fusion of a 30 g sub-sample with atomic absorption spectroscopy.

Samples were analyzed for 33 elements (Ag, Al, As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Sc, Sr, Tl, Ti, U, V, W, and Zn) by aqua regia digestion (ICP) atomic emission spectroscopy. Over limits of greater than 10, 000 ppm Cu, Pb, and Zn were determined by ore grade assay ICP analysis.

Results are reported electronically to the project sites in Soğultalan and Etili with Assay Certificates filed and catalogued at TCAM’s office in Ankara, Turkey.

12.6	Assay Procedures (Global Discovery Lab, Vancouver, BC)

Au was determined by fire-assay fusion of a 30 g sub-sample with atomic absorption spectroscopy.

Samples were analyzed for 27 elements (Ag, Al, As, Ba, Bi, Ca, Cd, Co, Cr, Cu, Fe, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Sr, Ti, V, W, and Zn) by aqua regia digestion (ICP) atomic emission spectroscopy. Over limits of greater than 10, 000 ppm Cu, Pb, and Zn were determined by ore grade assay ICP analysis.

Results are reported electronically to the project sites in Soğultalan and Etili with Assay Certificates filed and catalogued at TCAM’s office in Ankara, Turkey.

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13	DATA VERIFICATION

13.1	Standards

Standards were used to test the accuracy of the assays and to monitor the consistency of the laboratory. The six standards used were bought from CDN Resource Laboratories Ltd. The list of the standards sent to ALS Chemex Laboratories and GDL Laboratories are included with their charts (Table 4 and Table 5 and Figures 8 and 9). The standards were chosen at random and inserted into the sample sequences approximately every 20 samples.

A total of 448 standards were analyzed during this drill program (56 at GDL Laboratories and 392 at ALS Chemex Laboratories). The results of these analyses are presented in Figure 10 and Figure 11 show that standard analyses generally fall within the accepted range of 2 standard deviations with a few outliers. Standards were considered to have failed at either three standard deviations, or two consecutive samples falling outside of two standard deviations, the failed standard(s) and the twenty samples before and twenty samples after the failed standard(s) were resubmitted for analysis. The results of the reanalysis, if no subsequent failure was obtained, were the analyses used for all composite and resource calculations.

Table 4 - List of Standards - ALS Chemex Laboratories

Standard	Gold concentration	# Used
CDN-GS-2A	2.04 ± 0.19 g/t	58
CDN-GS-1P5	1.58 ± 0.16 g/t	46
CDN- GS-5B	4.83 ± 0.38 g/t	84
CDN- GS-P3	0.30 ± 0.04 g/t	106
CDN- GS-P5	0.525 ± 0.042 g/t	98
Total Standards Used		392

Table 5 - List of Standards - GDL Laboratories

Standard	Gold concentration	# Used
CDN- GS-2A	2.04 ± 0.19 g/t	11
CDN- GS-2B	2.03 ± 0.12 g/t	5
CDN- GS-5B	4.83 ± 0.38 g/t	12
CDN- GS-P3	0.30 ± 0.04 g/t	14
CDN- GS-P5	0.525 ± 0.042 g/t	14
	Total Standards Used	56

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13.2	Blanks

Blanks are generally used to check the cleanliness of the laboratory and should be produce negligible gold results on a consistent basis. The blank material used was a pelagic limestone from the Teck-Cominco Prep lab in Ankara.

A total of 445 blanks were analyzed during the drill program (46 at GDL Laboratories and 399 at ALSChemex Laboratories). The results of these analyses are presented in Figure 12 and Figure 13. The blanks generally assayed at or below detection for gold, and were considered acceptable. When blanks failed, at analyses higher than 0.005 ppm, the failed blank and the twenty samples before and twenty samples after the failed blank were resubmitted for analysis. The results of the reanalysis, if no subsequent failure was obtained, were the analyses used for all composite and resource calculations.

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13.3	Duplicates

Duplicate samples are used to monitor sample batches for potential mix-ups and monitor the data variability as a function of both laboratory error and sample homogeneity. The duplicate samples were one-quarter spilt cores of the original sample with one half of the core remaining in the core box. Duplicate field samples were taken every 20 samples within the sample series.

A total of 413 field duplicates were analyzed during the 2006/7 drill program (43 at GDL Laboratories and 370 at ALS Chemex Laboratories). The results of these analyses are presented in Figure 14 and Figure 15 and fall within acceptable limits once the values start exceeding 0.5 g/t Au. One notable higher grade sample returned approximately three times the gold value that its’ duplicate did. This reflects the nugget nature of gold in this system.

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13.4	Check Assays

A protocol was initiated to send 5% of all assayed sample pulps to a second laboratory for analysis. This approach identifies variations in analytical procedures between laboratories, possible sample mix-ups, and whether substantial biases have been introduced during the course of the project. Pulps have been sent to Acme Analytical Laboratories in Vancouver to undergo this reanalysis. Results are seen in the chart below and generally demonstrate a good correlation between the original assay and the check assay.

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13.5	Drill Bit Contamination and Analysis

Although anomalous silver mineralization occurs on the property, erratically high and irregularly occurring silver assays indicated a possible silver contamination particularly in zones of strong silicification, silica sand and incompetent rock. Drill bits were often broken and chipped through these intervals and returned with the core. It was postulated that pieces of milled drill bits inadvertently were included in the samples enhancing the silver values. As such, an effort was made to distinguish between ‘natural’ silver mineralization and silver contamination from drill bit material.

To that end, 30 gram samples of drill bit and adhered core material were gathered by hand magnet and sent for geochemical analysis. Samples were crushed and prepared by ALS-Chemex laboratories in Izmir, Turkey and the pulps were shipped to ALS Chemex in North Vancouver, BC for analysis. Samples were analyzed by fire assay and by ICP-AES with Aqua Regia Digestion. The drill bit samples displayed maximum enrichment of Ag (x8), Co (x800), Cr (x50), Cu (x50), Fe (x12), Mn (x15), Mo (x50), Ni (x30), V (x3), W (x20) and Zn (x30). Based on these findings criteria to distinguish the naturally occurring silver from that of the drill bits was determined.

Naturally occurring silver mineralization is characterized by:

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  Wide intervals of silver mineralization, concomitant with gold mineralization.

  Good depth correlation of mineralization between drill holes.

  Competent core.

  Limited to no drill bit material.

  Concomitant enrichment of silver with Sb, Au, Bi, Hg, and some Mo.

Contaminated core displays some or all of the following characteristics:

  Isolated, highly-enriched samples within otherwise barren siliceous core.

  Poor correlation between drill holes .

  Severe reduction of core competency, commonly to silica sand.

  Readily apparent drill bit material.

  Concomitant enrichment of silver and tungsten (commonly with Co, Cr, Cu, Fe, Mn, Ni and V).

13. 5. 1	Discussion

Analysis of drill bit material has shown that some elements can be highly enriched by drill bit contamination. The concomitant enrichment of tungsten and some compatible elements does appear to indicate drill bit contamination. This occurs within isolated anomalous drill intervals that generally occur within the silica cap (Table 6). Although naturally occurring silver mineralization may have been present in the silica cap, it seems likely that these intervals have also suffered silver enrichment from drill bit contamination. As such silver results from these intervals are suspect and were not included in resource calculations.

Table 6 - Intervals with drill bit contamination at Kirazl1

Hole	From	To	Interval	Enrichment relative to core
KD- 05	36	58	22	Ag, Co, Cr, Cu, Fe, Mn, Mo, Ni, W, Zn
KD- 06	32	62	30	Au, Ag, Co, Cr, Cu, Fe, Mn, Mo, Ni, V, W, Zn
KD- 15	37	58	21	Ag, Co, Cr, Cu, Fe, Mn, Mo, Ni, V, W, Zn
KD- 27	24	27	3	Au, Ag, Bi, Co, Cr, Cu, Fe, Mn, Mo, Ni, V, W , Zn
KD- 30	7	45	38	Co, Cr, Cu, Fe, Mn, Mo, Ni, V, W, Zn

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14	ADJACENT PROPERTIES

No information concerning adjacent properties is presented in this report.

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15	MINERAL PROCESSING AND METALLURGICAL TESTING

15.1	Petrographic Studies

A petrographic study of a suite of 5 samples taken from the deep, high grade zone intersected in KD-31 was done by Panterra Geoservices Inc. Five polished thin sections were viewed on a standard petrographic microscope in plane polarized and transmitted light. In addition, four of the samples were examined on a scanning electron microscope (SEM). The down hole depths of the samples ranged from 129.7 m to 266.0 m and had gold grades from 0.028 to 52.4 g/t. More detailed descriptions, photomicrographs, SEM spectra and images of can be found in Ross, 2005.

The protolith to these samples is a very fine-grained, plagioclase-porphyritic rock, with the exception of TS-03, which may be a microcrystalline quartz vein. TS-01 is pervasively pyrite-alunite-dickite altered, and is relatively low grade (2.85 g/t Au). TS-02, 03 and 04 are pervasively quartz-dickite altered, with pyrite contents ranging from 4-10%. Gold-bearing phases were only observed in TS-04, however an increase in gold grade appears to be associated with the appearance of sulphosalts, bismuth and telluride minerals. In TS-02 (9.79 g/t Au), these minerals occur in trace amounts as minute inclusions and fracture fill in pyrite. In TS-03 and TS-04, sulphosalts in the tetrahedrite-tennantite series are relatively abundant (1-4%) and gold grades are high (50.2 and 52.4 g/t Au).

Where gold-bearing phases were actually observed in TS-04 they occurred as minute crystals (<5 um) intimately associated with tennantite. The sulphosalts appear to be are coeval with, to slightly overprinting (fracture-fill, encapsulated pyrite crystals) the pyrite, and the gold is associated with the sulphosalts. The timing of pervasive quartz alteration and the patchy dickite alteration is ambiguous, they may be coeval, but there is evidence the dickite is overprinting, (i.e. in filling vugs and fractures, recrystallization of prismatic quartz). Pyrite/sulphosalt/gold deposition does not appear to be intimately associated with the dickite.

15.2	Metallurgical Studies

Metallurgic testing was performed on samples from the Kirazl1 Gold Property by the previous operator. Four bottle roll leach tests were performed by Robertson PLC and Newmont Mining labs on sulphide, oxide and mixed, oxide\sulphide samples. Oxide mineralization was deemed to be amenable to direct cyanidation with Au recovery in bottle roll tests of 90% and greater. The sulfide mineralization is not amenable to direct

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cyanidation (33-53.4% Au recovery). Mixed oxide\sulphide material returned 53.7-60.9% Au extraction.

Additional metallurgical testing by Newmont showed that the sulphide ore-grade material is leachable with initial bio-oxidation treatment of the ore. Approximately 70% of the sulphides were oxidized after 8 days and 85% Au extraction was achieved by leaching the treated ore.

As a comparison to bio-oxidation, Newmont performed a separate autoclave test to archive oxidation of the sulphide ore. Final residue results showed 92.4% sulfide oxidation with 81% Au extraction from subsequent leaching.

Two samples have been collected by Fronteer Development Group and submitted for further metallurgical testing to Kappes Cassiday in Reno, Nevada. Results for these tests are pending.

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16	MINERAL RESOURCE ESTIMATION

16.1	Introduction

The mineral resources for the Kirazli deposit have been re-estimated to incorporate new information from more than 7,000 metres of new drilling since the previous estimate of May 25, 2006, up to a cut-off date of March 31, 2007. This new drilling comprises a mix of infill and step-out drill holes, which have expanded the understanding and extents of the known mineralization.

The estimate is based on Ordinary Kriging (OK) of gold and silver grades into a block model coded with oxide and sulphide resource domains, both of which were constrained with a gold grade shell generated using Leapfrog software. Data used in the estimate consist of composite values generated from capped gold and silver grades, some of which were omitted on the basis of poor core recoveries. Density data measurements were interpolated into the block model using inverse distance squared (ID2). The resulting block estimates were classified into Measured, Indicated and Inferred mineral resource categories on the basis of average distance and number of drill holes used for each block estimate.

The Mineral Resource estimate described herein is considered to be a reasonable representation of the contained mineralization as it is currently understood, and no explicit allowances have been made for mining and or metallurgical recoveries. There is no guarantee that a Mineral Resource will become a Mineral Reserve.

16.2	Resource Model

The distribution of gold mineralization in the Kirazli deposit is primarily controlled by structural discontinuities in the deposit host rocks. These discontinuities include: faults, fractures, lithological and alteration contacts, occurring at a variety of scales and orientations. Faults are predominantly steeply-dipping and northeast-trending, whereas lithological and alteration contacts are steeply-dipping to sub-horizontal. The grade of gold mineralization within and around these structures is variable, ranging from high grade (>10 g/t Au) to barren along any given structure, and it is difficult to ascertain which of the different controls predominates locally. In addition, while the dominant orientation of faults and interpreted ‘feeder’ structures is northeast-trending, the bulk of the mineralization clearly defines a north-south oriented, ellipsoidal resource body.

The geometrical complexities of the gold mineralization proved too difficult to model discretely at the current scale of observation. In order to constrain the mineralization for the purposes of resource estimation, a gold grade isosurface was produced using an

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isotropic interpolation in Leapfrog software at a grade of 0.25 g/t Au (Figure 17). The resultant model defines a north-south core of the deposit along with a shallow-dipping wing to the southwest, and numerous discontinuous pockets of mineralization to the northwest. These latter pockets of mineralization were omitted from the resource model as their continuity cannot be demonstrated at this time. The final grade shell serves to limit the global extrapolation of grades to within reasonable distances, but also includes an implicit allowance for mining dilution since barren intervals between the unmodeled structures are treated equally in the estimation process. As such, it is expected that grades would improve significantly with discrete modelling of mineralized domains within the deposit.

Secondary oxidation of the primary sulphide mineralization has a significant impact on the measured gold grades within the Kirazli deposit, and appears to enrich and spread the grades in the oxidized portions of the deposit. The oxide alteration is also structurally-controlled, penetrating to greater depths in the vicinity of faults, and can be very irregular with a gradational or transitional boundary with the lower sulphide mineralization. While variably developed, oxide mineralization is more or less pervasive at shallower depths from 50 to 100 metres, and for simplicity, has been modeled as a single domain. The base of the oxidized horizon was hand-digitized from drill logs on a section by section basis, and used to clip the Leapfrog grade shell into oxide and sulphide domains (Figure 18). On

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average, the gold grades captured within the oxide domain are much higher than those in the sulphide domain, and the distribution of mineralization also appears to be more consistent between drillholes (Figure 19). These domains were therefore treated as entirely separate domains for the purposes of resource estimation.

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16.3	Data

The assay database is currently compiled and managed by the project operator, Teck Cominco. The data are continually scrutinized under a rigorous QAQC program, overseen by experienced and qualified Teck Cominco geologists, and periodically doubled checked by Fronteer geologists on site in Turkey. Recent database audits have identified and corrected a number of minor transcription and data translation errors associated with database construction. The author is confident that the data quality is more than adequate for use in resource estimation.

The assay database for Kirazli contains more than 21,000 historical and current assay values for both gold and silver. Of these, 8,117 are contained within the 0.25 g/t Au Leapfrog isosurface, in either the oxide or sulphide domains. Gold and silver grades appear to correlate within the deposit and typically occur at a ratio of approximately 1:10, respectively, and are far high grade in the oxide portion of the deposit (Table 7).

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Table 7 - Descriptive statistics for Kirazli assay data by resource domain
	Au			Ag
	Assays	Oxide	Sulphide	Assays	Oxide	Sulphide
Mean	0.37	1. 13	0.63	3.64	11 .77	1.41
Standard Deviation	2.27	4. 51	2.68	35.86	79 .73	4.04
CV	6.13	3. 97	4.29	9.86	6. 77	2.87
Minimum	0.000	0.000	0.000	0.00	0. 00	0.00
Maximum	150.00	150 .00	99. 43	3600.00	3600.00	161. 40
Count	21,490	3,673	4,444	21,490	3,673	4,444

16. 3. 1	Grade Capping

The Kirazli assay database contains a number of very high grade gold and silver intervals. In order to reduce the influence of these high grade outliers on the grade interpolations, they were capped to more reasonable levels using their distribution on cumulative probability curves. All gold grades were capped to 30 g/t Au, resulting in the reduction of 15 sample gold grades in oxides and 6 sample grades in sulphides (Table 8). Silver grades were capped in the same way, but to an upper limit of 250 g/t Ag, which resulted in the grade reduction of 25 oxide samples and none of the Ag assays in sulphides.

Table 8 - Descriptive statistics for Kirazli grade capping by resource domain
	Au				Ag
	Oxide	%Diff	Sulphide	% Diff	Oxide	%Diff	Sulphide	% Diff
Mean	1.02	-0. 10	0.58	-0.07	9.43	-0.20	1.41	0.00
Standard Deviation	2.66		1.56		28.52		4.04
CV	2.60		2.69		3.03		2.87
Minimum	0. 001		0.001		0.10		0.10
Maximum	30. 00		30.00		250.00		161.40
Count	3,673		4,444		3,673		4,444
Capped data	15		6		25		0

16. 3. 2	Composites

The standard sample length at Kirazli is 1.5 metres, with some allowance between 0.3 -2.0 metres to honour geological contacts. In some instances, sample lengths exceed 2.0 metres where the sampling geologist interpreted the core as barren. While the sampling protocol is such that core from the entire hole is sampled, intervals with very poor recoveries, nominally less than 20% are typically not sampled.

All sample intervals were composited at 2.0 metre intervals over the entire length of each drill hole. Compositing was applied to capped gold and silver grades to avoid unneccessary smearing of the grade outliers. The compositing process resulted in negligible differences in the average gold grades of both oxide and sulphide domains (Table 9), and minor reductions in the silver grades in each domain (Table 10).

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Core drilling at Kirazli has struggled with poor recoveries, particularly in the more intensely silicified and oxidized upper portions of the deposit, where more than 15% of the core samples returned less than 50% recovery. The reliability of these poorly sampled intervals is uncertain, and were therefore removed from the composite data for estimation purposes. Only those composite intervals from drill runs that returned greater than 50% recovery (2m comps GT50, in Table 9 and Table 10) were retained in the oxide and sulphide resource domains. This caused a minor (8%) reduction in the average oxide gold grade and a sharp (~30%) reduction in the average oxide silver grade, which implies that the poorly sampled intervals have a positive bias and should be removed.

Table 9 - Descriptive statistics for 2 metre Au composites
	Oxide					Sulphide
	Capped	2m comps	% Diff	2m comps GT50*	% Diff	Capped	2m comps	% Diff	2m comps GT50*	% Diff
Mean	1.02	1.05	0.03	0.97	-0.08	0.58	0.58	-0.01	0.57	-0.01
Standard Devia tion	2.66	2.40		2.19		1.56	1.33		1.27
CV	2.60	2.28		2.24		2.69	2.32		2.23
Minimum	0.001	0.001		0.001		0.001	0.001		0.001
Maximum	30.00	30.00		30.00		30.00	23.92		23.92
Count	3,673	1,908		1,612		4,444	2,413		2,226
Rejected data	0	0		296		0	0		187
*GT50 = c ore samples with less than 50% recovery omitted

Table 10 - Descriptive statistics for 2 metre Ag composites
	Oxide					Sulphide
	Capped	2m comps	% Diff	2m c omps GT50*	% Diff	Capped	2m comps	% Diff	2m comps GT50*	% Diff
Mean	9.43	8.88	-0.06	6.31	-0.29	1.41	1.31	-0.07	1.25	-0.04
Standard Deviation	28.52	24.14		18.07		4.04	3.09		2.94
CV	3.03	2.72		2.86		2.87	2.35		2.34
Minimum	0.10	0.10		0.10		0.10	0.10		0.10
Maximum	250.00	250.00		250.00		161.40	71.42		71.42
Count	3,673	1,908		1,612		4,444	2,413		2,226
Rejected data	0	0		296		0	0		187
*GT50 = core samples with less than 50% recovery omitted

Figure 20 shows a log-frequency histogram comparison of gold grades from all assay data with those of the composites used in the resource estimate (i.e. 2 metre composites with greater than 50% recovery). The two datasets compare well up to about 11-12 g/t Au, with some of the higher grades not represented in the composite data. Since these higher grade assays either represent narrow (<2m) samples, or poor recoveries, their exclusion from the interpolation process is considered appropriate.

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16.4	Estimation Methodology

16.	4. 1 Block Model

The average drill hole spacing at Kirazli is approximately 50 metres over most of the deposit, with tighter spacing at around 25 metres in the central high grade core. Composite samples are 2 metres long over the entire length of each hole. Given this data distribution, and the fact that the deposit is likely to be most amenable to an open pit mining method, a block size of 20x20x10 metres was chosen for the block model. The blocks are oriented north-south and east-west to match the principal orientations of the deposit and the predominant drilling direction. The coordinates of the origin and dimensions of the block model are listed in Table 11.

Table 11 - Block model properties
	X	474,500
Origin	Y	4,429,200
	Z	830
Rotation		0
Block Size (XYZ)		20x20x10
#blocks (XYZ)		100x100x50

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16. 4. 2	Estimation Parameters

Grades were interpolated into the Kirazli block model in two passes, both with Ordinary Kriging (OK) within different search ellipses (Table 12). The first pass estimates were conducted using search ellipses with radii matching 90% of the sill ranges defined by the semi-variogram models. These ranges were increased to 95% of the sill for a second pass, but in this case, high grade samples were limited to the original ranges of the first pass. The longest range of the search ellipses for gold is oriented at an azimuth of 020°, with a semi-minor axis at 110°. Search ellipses for silver are vertical and oblate with a strike of 105° in the oxide domain, but prolate towards 015° in the sulphide domain. A hard boundary was used in both passes between the oxide and sulphide domains to avoid spreading of the high oxide grades into the low grade sulphide domain, and vice versa.

The number of samples used for each estimate was limited to a maximum of 16 and minimum of 4, with a maximum of 4 samples per drill hole.

Table 12 - Search parameters used for Kirazli estimates
Pass		Domain	Rotations (ZYZ)			Search Radii			Samples
			around Z	around Y	around Z	X'	Y'	Z'	Min	Max	# per dh

	Au	Oxide	-20	0	0	35	70	20	4	16	4
1		Sulphide	0	0	0	30	80	20	4	16	4
	Ag	Oxide	-15	0	0	35	15	45	4	16	4
		Sulphide	-15	0	0	70	95	75	4	16	4
	Au	Oxide/HG*	-20	0	0	45/35	95/70	30/20	4	16	4
2		Sulphide/HG*	0	0	0	35/30	85/80	25/20	4	16	4
	Ag	Oxide/HG*	-15	0	0	45/35	20/15	60/45	4	16	4
		Sulphide/HG*	-15	0	0	100/70	140/95	100/75	4	16	4
*High Grade = >10 g/t Au, 30 g/t Ag
Pre-rotation axes orientations: X = east, Y = north, Z = vertical
Rotations: +ve about Z is from X towards Y

16. 4. 3	Variography

Semi-variogram models were produced for gold and silver grades in each resource domain by Marek Nowak, P.Eng., at SRK Consulting in Vancouver, using Sage software. The resultant models are described in Table 13 (exponential models use practical ranges).

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Table 13 - Semi-variogram models used for Kirazli estimates
	Domain	Model Type	Sill	Rotations (ZYZ)			Ranges
				around Z	around Y	around Z	X'	Y'	Z'
		Nugget effect	0.05
	Oxide	C1 (exp)	0.70	-20	0	0	30	70	20
Au		C2 (exp)	0.25	-20	0	0	70	140	40
		Nugget effect	0.15
	Sulphide	C1 (sph)	0.85	0	0	0	40	110	25
		Nugget effect	0.10
	Oxide	C1 (exp)	0.90	-15	0	0	50	20	60
Ag		Nugget effect	0.22
	Sulphide	C1 (exp)	0.60	-15	0	0	50	90	60
		C2 (exp)	0.18	-15	0	0	280	300	280
Pre-rotation axes orientations: X = east, Y = north, Z = vertical
Rotations: +ve about Z is from X towards Y

16.5	Bulk Density

Bulk density measurements of selected core samples were made on site using the water displacement method (i.e. weight in air/(weight in air – weight in water)). None of the samples were waxed prior to submersion in water. Waxing of the samples ensures that the porosity of the sample does not reduce the amount of water displaced and thereby artificially inflate the resultant density. Kirazli samples are typically not very porous; however, there is a possibility that some of the measured densities are slightly high.

A total of 3,331 bulk density measurements, separated into oxide and sulphide domains, were used to interpolate densities into the block model. The interpolation used the nearest neighbour method within a broad isotropic search ellipsoid (radius = 300 metres). The results of the block model interpolation are summarized in Table 14, and agree with the measured data to within approximately +/-1%.

Table 14 - Descriptive statistics for bulk density measurements
	Measured		Block Model
	Oxide	Sulphide	Oxide	Sulphide
Mean	2.55	2.68	2.57	2.65
Standard Deviation	0.14	0.12	0.07	0.07
CV	0.06	0.04	0.03	0.03
Minimum	1.85	1.86	2.49	2.49
Maximum	3.32	3.78	2.95	3.06
Count	2,437	894	2,193	5,343

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16.6	Interpolation Results

The interpolation results for both gold and silver in each resource domain are tabulated as mineral inventories at a range of cut-off grades in Table 15, Table 16, and Table 17.

Table 15 - Mineral inventory for Kirazli oxide domain
Cut-off	Tonnes	Au (g/t)	Au (ozs)	Ag (g/t)	Ag (oxs)
0. 10	15,666,606	0.84	422,341	6.14	3,090,063
0. 20	14,683,964	0.89	418,007	6.19	2,921,790
0. 30	13,669,597	0.93	409,688	6.37	2,799,980
0. 40	11,714,972	1.03	387,431	6.74	2,537,455
0. 50	9,768,519	1.14	358,972	7.13	2,238,746
0. 60	7,769,342	1.30	324,136	7.84	1,958,857
0. 70	6,499,909	1.43	297,901	7.98	1,666,765
0. 80	5,481,656	1.55	273,410	8.20	1,445,062
0. 90	4,523,334	1.70	247,453	8.74	1,271,310
1. 00	3,674,696	1.88	221,572	9.42	1,113,353

Table 16 - Mineral inventory for Kirazli sulphide domain
Cut-off	Tonnes	Au (g/t)	Au (ozs)	Ag (g/t)	Ag (oxs)
0. 10	47,100,036	0.79	1,191,157	1.39	2,101,006
0. 20	42,835,435	0.85	1,170,417	1.40	1,928,482
0. 30	36,084,114	0.96	1,114,817	1.46	1,690,620
0. 40	29,499,849	1.10	1,040,784	1.52	1,442,668
0. 50	24,249,906	1.24	965,366	1.55	1,210,528
0. 60	20,420,424	1.37	897,795	1.59	1,043,114
0. 70	17,053,800	1.51	827,692	1.63	891,789
0. 80	13,887,589	1.68	751,373	1.65	736,104
0. 90	11,893,372	1.82	696,704	1.69	647,773
1. 00	9,733,257	2.02	631,329	1.80	563,362

Table 17 – Combined total mineral inventory for the Kirazli deposit
Cut-off	Tonnes	Au (g/t)	Au (ozs)	Ag (g/t)	Ag (oxs)
0. 10	62,766,642	0.80	1,613,498	2.57	5,191,070
0. 20	57,519,399	0.86	1,588,424	2.62	4,850,271
0. 30	49,753,711	0.95	1,524,505	2.81	4,490,600
0. 40	41,214,822	1.08	1,428,215	3.00	3,980,123
0. 50	34,018,425	1.21	1,324,338	3.15	3,449,275
0. 60	28,189,766	1.35	1,221,932	3.31	3,001,971
0. 70	23,553,709	1.49	1,125,593	3.38	2,558,554
0. 80	19,369,245	1.65	1,024,782	3.50	2,181,166
0. 90	16,416,706	1.79	944,157	3.64	1,919,083
1. 00	13,407,953	1.98	852,901	3.89	1,676,716

Figure 21 and Figure 22 show plan and 3D oblique views, respectively, of the final block model estimates. The north-south trending core of the deposit is clearly visible, along with some small outlying zones towards the southwest.

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Figure 21 - Plan view of Kirazli block model coloured by estimated Au grades. Colour coding as in Figure 19.

Figure 22 - Oblique southeast view of the Kirazli block model, coloured by estimated Au grades. Colour coding as in Figure 19.

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16.7	Block Model Validation

The final gold estimates in the block model were checked against the underlying composite data to ensure consistency and reliability of the estimates. Three checks were conducted: (i) x-y scatter plots, (ii) swath plots, and (iii) visual comparisons. The results are summarized below.

16. 7. 1	X-Y Scatter plot

The estimated grades of blocks that contain composite data were plotted against the grades of their contained composites in log-log space (Figure 23). The block estimates are slightly higher at low composite grades and lower at high composite grades. This reflects the expected smoothing effect of a kriged estimate and is an acceptable result.

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16. 7. 2	Swath Plots

Composite gold grades were interpolated into the block model using the nearest neighbour method (NN) to compare with the OK estimates of gold grades along east-west and north-south swaths (Figure 24 and Figure 25). Each swath is 3 blocks (60 metres) wide and includes the full vertical extent of the block model. The comparison shows that the OK estimates are generally smoother than the NN estimates (peaks not as high and troughs not as low), but there is a strong correlation between the location of the peaks and troughs in the deposit grades.

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16. 7. 3	Visual comparisons

The block model was reviewed section by section to ensure that the estimated block grades correspond to the grades of the nearby composites. The distribution of high and low grade block estimates compares well with the composite data (e.g Figure 26).

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16.8	Mineral Resource Classification

The Mineral Resources were classified according to a combination of the number of drill holes and the average distance of the samples used in each estimate. Measured and Indicated blocks require: (i) a minimum of two drill holes, and (ii) average distances from their samples of <20 and 20-40 metres, respectively. These average distances correspond to ¼ and ½ the longest range of the gold variogram models (i.e. 80 metres). All other blocks report to the Inferred Mineral Resource category.

The classified Mineral Resources for the Kirazli deposit are reported at a cut-off grade of 0.5 g/t gold and tabulated in Table 18. This updated estimate corresponds to an increase of approximately 40% in the Measured and Indicated categories and 73% increase in the Inferred Mineral Resources. The bulk of the latter increase is in the sulphide portion of the resource.

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Table 18 – Classified Mineral Resources for the Kirazli Deposit, Western Turkey, August 1, 2007

OXIDE RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs
Measured	800,000	1.5	12.3	39,000	330,000	45,600
Indicated	3,900,000	1.1	10.4	143,000	1,292,000	168,840
Inferred	5,100,000	1.1	3.8	177,000	617,000	189,340

SULPHIDE RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs
Measured	300,000	1.4	1.5	12,000	13,000	12,260
Indicated	4,500,000	1.1	1.8	155,000	257,000	160,140
Inferred	19,600,000	1.3	1.5	799,000	941,000	817,820

TOTAL RESOURCES
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs
Measured	1,100,000	1.4	9.6	51,000	342,000	57,840
Indicated	8,300,000	1.1	5.8	297,000	1,549,000	327,980
Inferred	24,600,000	1.2	2.0	976,000	1,558,000	1,007,160
Classified at 0. 5 g/t cut-off

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17	OTHER RELEVANT DATA AND INFORMATION

In Turkey, underground resources are subject to the exclusive ownership and disposition of the State and are not considered part of the land where they are located. Under the mining legislation, the state delegates its right to explore and operate mines to individuals or companies for specific periods by issuing licenses subject to payment of a royalty to the State.

Certain provisions of Turkish Mining Law were recently amended in 2004. The pre-operation license provided by the old law was repealed. The basis of royalty payments to the State has been changed to a percentage of total sales. Mining activities conducted within state-owned lands will be subject to an additional 30% royalty.

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18	INTERPRETATION AND CONCLUSIONS

The results from the 2006 first quarter of 2007 field program were:

  Discovery and development of a hitherto unknown high grade gold zone on the southwest flank of Kirazl1 Daği.

  Expansion of the high grade mineralization to the north of the High Grade Zone.

  Expansion of the low grade mineral envelope in the Kirazl1 Zone.

  The multi-phase Au mineralization was most likely deposited in a series of recognizable, overlapping events.

  There is a strong spatial and timing correlation between phreatic breccia pipes, structural conduits and mineralization in the Southwest Zone and in the high grade mineral shoots that feed into the High Grade Zone.

  The High Grade Zone is open to north, east and south.

  Numerous drill holes terminating within mineralized material at depth demonstrate potential for the identification of new high grade feeder zones.

The Kirazli Deposit is a high-sulphidation epithermal gold system with a deeper intermediate sulphidation (high-grade) component. The overall size of the zone is about 800 metres wide in the east-west direction and 1,200 metres long in the north-south direction. The Kirazli Deposit is now estimated to contain Measured and Indicated Mineral Resources of 9.4 Mtonnes at 1.1 g/t Au and 6.2 g/t Ag (348,000 and 1,891,000 ozs, respectively), 52% as oxides, and Inferred Mineral Resources of 24.6 Mtonnes at 1.2 g/t Au and 2.0 g/t Ag (976,000 and 1,558,000 ozs, respectively), 18% as oxides.

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19	RECOMMENDATIONS

Recommendations of the Fronteer–Teck Cominco Technical Committee for continued exploration of the Kirazl1 Gold Property for the period May 1, 2007 to April 30, 2008 include the following:

  15,000 metres of diamond drilling and reverse circulation drilling to continue testing the deep High Grade Zone, the SW Zone in the vicinity of the high grade outcrops, the historic rock pile area, and the Catalkaya Tepe area. Work in the Catalkaya Tepe Area would specifically include the drill testing of the new magnetic anomaly with coincident elevated Mo in both rock and soils (2-3 ddh), and also the sampling and trenching of the recently discovered rock dump area on west side of peak. The near- surface potential of the historic rock dump area on the southwestern margins of the property should be tested using trenching and RC drilling (3-5 ddh) to test the vertical extents of surface mineralization and potential structure.

  Analyze the new geochemical data returned from Kirazli NW property and initiate follow-up trenching and/or drilling if warranted

  Extend the existing the I.P. and magnetic surveys and rock/soil grid to the northwest to cover Kirazli NW license.

  Continue to refine the property-wide surface geological maps and ddh cross-sections showing lithology, alteration, structure and mineralization. Construct a new geological model for the know mineralization to id with future resource calculations .

  Complete a preliminary economic scoping study as a prelude to a pre-feasibility study.

  Continue environmental baseline work with specific emphasis on hydrology.

  Continue engineering work (metallurgy testing on oxide and sulphides, beneficiation drilling, and sterilization drilling of preferred leach-pad and plant sites).

  Continue ongoing community relations work (regular meetings with local leaders to encourage open dialogue, hear and address local concerns with both exploration and mine development activities).

  Maintain normal logging procedures including RQD, PIMA and SG, continuous sampling of drill holes, and adherence to the existing QA/QC (quality assurance – quality control) protocol.

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A proposed budget for the May 2007- April 2008 period is shown in Table 19.

Table 19 - Kirazli Gold Property – Proposed 2007 Budget

Description	Amount	% of Total
Assays (Core/Rock/Soil)	$500,000	10.6
Geophysics (Detailed Ground Mag)	$25,000	0.5
Drilling (15,000 m @ $110/m)	$1,650,000	35.1
Field Costs	$500,000	10.6
Staff Salaries	$250,000	5.3
Fees/Licenses/Permits	$25,000	0.5
Legal-Forestry	$60,000	1.3
Road Construction	$150,000	3.2
Travel & Transportation	$100,000	2.1
Scoping Study (Metallurgy & Eng.)	$500,000	10.6
Environmental Baseline Study	$250,000	5.3
Communication	$25,000	0.5
Public Relations	$25,000	0.5
Health & Safety	$12,727	0.3
Fronteer/Consultants Expenditures	$150,000	3.2
Ankara Cost (Office Cost)	$50,000	1.1
Contingency (10%)	$427,273	9.1
Subtotal	$4,700,000	100.0
VAT	$705,000
Total	$5,405,000

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20	REFERENCES

Cunningham-Dunlop, I, 2005. The Exploration Activities of Fronteer Development Group Inc. on the Kirazl1 Gold Property, Çanakkale Province, Republic of Turkey, During the Period of May 2004 to January 2005, 43-101 Technical Report, 43pp

Cunningham-Dunlop, I, and Gary Giroux, 2006. The Exploration Activities of Fronteer Development Group Inc. on the Kirazl1 Gold Property, Çanakkale Province, Republic of Turkey, During the Period of February 2005 to December 2005, 43-101 Technical Report, pp

Eaton, L.G. 1989. Proposed drill plan for the Kirazl1 gold project, Canakkale Province/County, western Turkey. Tüprag Metal Madencilik unpublished internal report, 6pp.

Erendil, Mural, 2003. Geological Features of Anatolian Peninsula. Mineral Research and Exploration General Directorate, Ankara, Turkey, 27 pp.

Hedenquist, Jeffrey, 2004. Observations on epithermal gold prospects in the Biga peninsula, Republic of Turkey. Report prepared for Teck Cominco Ltd., Vancouver Canada, 14pp.

Ross, K, 2005. Petrographic study of Five Samples from the Kirazl1 Project, Turkey.

Report prepared for Fronteer Development Group Inc, Vancouver Canada, 20pp.

Unknown, 1990. Kirazl1 project fact sheet. Tüprag Metal Madencilik unpublished internal report, 5pp.

Unknown, 1990. Newmont overseas exploration 1990-91 Quarterly statistics. Tüprag Metal Madencilik unpublished internal file, 2pp.

Unknown, 1991. Kirazl1 project fact sheet. Tüprag Metal Madencilik unpublished internal report, 1pp.

Unknown, 1991. Kirazl1 project second annual report-February 1990 through February 1991. Tüprag Metal Madencilik unpublished internal report, 4pp.

Unknown, undated. Discussion of Combined results of work performed. Tüprag Metal Madencilik unpublished internal report, 15pp.

Unknown, undated. Kirazl1 project Prospect pit profiles. Tüprag Metal Madencilik unpublished internal File, 5pp.

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AUTHOR’S CERTIFICATE AND CONSENT

To accompany the Technical Report on the Kirazli Gold Property, Republic of Turkey, dated
August 1, 2007

I, Ian R. Cunningham-Dunlop, P. Eng., do hereby certify that:

1)	I am a geologist residing at 2537 Sechelt Drive, North Vancouver, B.C. V7H 1N7.

2)	I graduated with the degree of Bachelor of Applied Science (Geological Engineering) from Queen’s University, Kingston, Ontario, in 1984.

3)

I am a member of the Prospectors and Developers Association of Canada, the Canadian Institute of Mining and Metallurgy, the Association of Professional Engineers of Ontario (PEO – Reg. No. 10161503), the Association of Professional Engineers and Geoscientists of B.C (APEGBC – Reg. No. 27221) and the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador (PEG – Reg. No. 04385).

4)	I have worked as a geologist for a total of 21 year since my graduation.

5)

I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI432-101”) and certify that by reason of my education, affiliation with professional associations (as deemed in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6)

I am responsible for the preparation of all sections of the report titled “Technical Report on the Kirazli Gold Property, Canakkale Province, Republic of Turkey” relating to the Kirazli Gold Property, other than Section 16 thereof. I have worked on the property in a technical capacity since January 1st, 2005 and personally supervised the 2005-07 Exploration Programs.

7)

As of August 1, 2007 and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have read the disclosure being filed and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

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8)

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

9)

I am not independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and acknowledge that I hold securities of the Fronteer Development Group inc. in the form of a stock option agreement .

10)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 1st day of August, 2007 in Vancouver, B.C.

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AUTHOR’S CERTIFICATE AND CONSENT

To accompany the Technical Report on the Kirazli Gold Property, Republic of Turkey, dated
August 1, 2007

I, Christopher Lee, P. Geo., do hereby certify that:

1)	I am a geologist residing at 303-141 Water Street, Vancouver, BC, V6B 1A7, and employed by Fronteer Development Group Inc as Chief Geoscientist.

2)

I am a graduate of the University of Waterloo, with an Honours B.Sc. Co-op in Geology, 1991, and I obtained a M.Sc. in Geology from the Memorial University of Newfoundland in 1994. I have practiced my profession continuously since 1991;

3)	I am a Professional Geoscientist registered in good standing with the Association of Professional Engineers and Geoscientists of British Columbia (#29049);

4)

I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI432-101”) and certify that by reason of my education, affiliation with professional associations (as deemed in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5)

I am responsible for the preparation of Section 16 and the Mineral Resource Estimate described therein, of the report titled “Technical Report on the Kirazli Gold Property, Canakkale Province, Republic of Turkey” relating to the Kirazli Gold Property. I have worked on the property in a technical capacity since January 15, 2007 and personally visited the site between June 5-20, 2007.

6)

As of August 1, 2007, and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have read the disclosure being filed and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

7)

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

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8)

I am not independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and acknowledge that I hold securities of the Fronteer Development Group inc. in the form of a stock option agreement .

9)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 1st day of August, 2007 in Vancouver, B.C.